UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

February 28, 2022

Commission File Number: 001-40736

Lilium N.V.

(Translation of Registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

CONTENTS

Explanatory Note

On February 28, 2022, Lilium N.V. (the “Company”) issued a letter providing a business update for the year ended December 31, 2021. The letter is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The contents of this Report on Form 6-K, including the letter furnished as Exhibit 99.1 hereto, are hereby incorporated by reference into the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2021 (File No. 333-261175).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2022	Lilium N.V.

	By:	/s/ Daniel Wiegand
	Name:	Daniel Wiegand
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Letter issued by Lilium N.V. on February 28, 2022